As filed with the Securities and Exchange Commission on March 24, 2004

Registration No. 333-77068

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KANA SOFTWARE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	77-0435679
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

181 Constitution Drive

Menlo Park, California 94025

(650) 614-8300

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Chuck Bay

Chief Executive Officer

KANA Software, Inc.

181 Constitution Drive

Menlo Park, California 94025

(650) 614-8300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David K. Michaels, Esq.

Nicholas S. Khadder, Esq.

Kathleen Kehoe Greeson, Esq.

Fenwick & West LLP

275 Battery Street, Suite 1500

San Francisco, California 94111

Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this Registration Statement until the sale of all shares registered hereunder.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, par value $0.001 per share	262,500	$4.23	$1,110,375.00	$140.68

(1)	Estimated solely for the purpose of calculating the amount of the registration fee, pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices of the common stock on the Nasdaq National Market on March 18, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED MARCH 24, 2004

PROSPECTUS

181 Constitution Drive

Menlo Park, California 94025

(650) 614-8300

262,500 SHARES

COMMON STOCK

All of the 262,500 shares of our common stock are being sold by the selling stockholders named on pages 19 and 20 of this prospectus. The selling stockholders may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The selling stockholders may sell the common stock at any time at market prices prevailing at the time of sale or at privately negotiated prices. We will not receive any proceeds from the sale of shares offered by the selling stockholders. See “Selling Stockholders” and “Plan of Distribution.”

Our common stock is listed on the Nasdaq National Market under the symbol “KANA.” On March 23, 2004, the closing price per share of our common stock on the Nasdaq National Market was $4.16.

Investing in our common stock involves a high degree of risk.

See “ Risk Factors” beginning on page 1 to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 24, 2004.

-i-

SUMMARY

KANA Software, Inc.

KANA is a leading provider of enterprise Customer Relationship Management (eCRM) software solutions, primarily knowledge-powered customer service solutions that provide information to answer customer inquiries more efficiently, accurately, and consistently. Our solutions intelligently apply knowledge to the service resolution process, and use standards-based, modular applications that promote cost-efficient, phased implementations of our software by our customers and their implementation consultants. Our service, marketing and commerce applications enable organizations to improve the quality and efficiency of interactions with customers and partners across multiple communication mediums, including web contact, web collaboration, email, and telephone. Our customers include some of the largest businesses in the world, and they use our products to help them to better service, market to, and understand their customers and partners, while improving customer satisfaction and decreasing operational costs.

We have grown rapidly through acquisitions until recent years. These acquisitions provided us with much of the core technology used in our applications. In more recent years, we have substantially reduced the scale of our operations as we began leveraging the service and development capabilities of system integrators, and have acted to reduce costs and focus our product offerings.

KANA was incorporated in July 1996 in California and reincorporated in Delaware in September 1999. Kana had no significant operations until 1997. References in this annual report on Form 10-K to “KANA,” “we,” “our,” and “us” collectively refer to KANA Software, Inc., and our predecessor, and our subsidiaries and their predecessors. Our principal executive offices are located at 181 Constitution Drive, Menlo Park, California 94025 and our telephone number is (650) 614-8300.

RISK FACTORS

You should carefully consider the risks and uncertainties described below before making an investment decision. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be harmed. In that case, the trading price of our common stock could decline and you may lose part or all of your investment.

Our failure to complete our expected sales in any given quarter could materially harm our operating results because of the relatively large size of many of our orders.

Our quarterly revenues are especially subject to fluctuation because they depend on the completion of relatively large orders for our products and related services. The average size of our license transactions is generally large relative to our total revenue in any quarter, particularly as we have focused on larger enterprise customers and on licensing our more comprehensive integrated products and have involved system integrators in our sales process. In part as a result of this aspect of our business, our quarterly revenues and operating results may fluctuate in future periods and we may fail to meet the expectations of investors and public market analysts, which could cause the price of our common stock to decline. For example, during the year ended December 31, 2002, one customer, IBM, represented 11% of our total revenues. This dependence on large orders makes our net revenue and operating results more likely to vary from quarter to quarter, and more difficult to predict, because the loss of any particular large order is significant. As a result, our operating results could suffer if any large orders are delayed or canceled in any future period. In addition, large orders, and orders obtained through the activities of system integrators, often have longer sales cycles, increasing the difficulty of predicting future revenues. We expect the concentration of revenues among fewer customers to continue in the future.

Our dependence on large orders for our operating results in any given quarter makes us vulnerable to prospective customers’ budgetary timelines and constraints.

Contributing to the risk that anticipated sales may not occur on expected time frame, if at all, our sales cycle is subject to a number of significant risks, including customers’ budgetary constraints and internal acceptance reviews, over which we have little or no control. Due to the slowdown in the general economy over the past few years, we believe that many existing and potential customers have reassessed and reduced their planned technology and software investments and are deferring purchasing decisions, requiring additional evaluations and levels of internal approval for software investment and lengthening their purchase cycles. Further delays or reductions in business spending for information technology could have a material adverse effect on our revenues and operating results. Consequently, if sales expected from a specific customer in a particular quarter are not realized in that quarter, we are unlikely to be able to generate revenue from alternate sources in time to compensate for the shortfall. As a result, and due to the relatively large size of a typical order, a lost or delayed sale could result in revenues that are lower than expected. Moreover, to the extent that significant sales occur earlier than anticipated, revenues for subsequent quarters may be lower than expected. Consequently, we face difficulty predicting the quarter in which sales to expected customers will occur, which contributes to the uncertainty of our future operating results. In recent periods, we have experienced increases in the length of a typical sales cycle. This trend may add to the uncertainty of our future operating results and reduce our ability to anticipate our future revenues.

We may not be able to forecast our revenues accurately because our products have a long and variable sales cycle.

The long sales cycle for our products may cause license revenue and operating results to vary significantly from period to period. To date, the sales cycle for our products has taken anywhere from 3 to 12 months. Furthermore, selling our products in conjunction with our systems integrators who are proposing their implementation services of our products can involve a particularly long sales cycle, as it typically takes more time for the prospective customer to evaluate proposals from multiple vendors. Consequently, we face difficulty predicting the quarter in which expected sales will actually occur. This contributes to fluctuations in our future operating results. Our sales cycle has required pre-purchase evaluation by a significant number of individuals in our customers’ organizations. Along with third parties that often jointly market our software with us, we invest significant amounts of time and resources educating and providing information to prospective customers regarding the use and benefits of our products. Many of our customers evaluate our software slowly and deliberately, depending on the specific technical capabilities of the customer, the size of the deployment, the complexity of the customer’s network environment, and the quantity of hardware and the degree of hardware configuration necessary to deploy our products. The present economic downturn has led to a significant increase in the time required for this process and if the downturn continues, the sales cycle for our products may become even longer and we may require more resources to complete sales.

Our expenses are generally fixed and we will not be able to reduce these expenses quickly if we fail to meet our revenue expectations.

Most of our expenses, such as employee compensation and rent, are relatively fixed in the short term. Moreover, our forecast is based, in part, upon our expectations regarding future revenue levels. As a result, if total revenues for a particular quarter are below expectations, we could not proportionately reduce operating expenses for that quarter. Accordingly, such a revenue shortfall would have a disproportionate effect on our expected operating results for that quarter.

If our international development partners do not provide us with adequate support, our ability to respond to competition and customer demands would be impaired, and our results of operations would be harmed.

In the first quarter of 2003, we began subcontracting a significant portion of our software programming, quality assurance and technical documentation activities to development partners with staffing in India and China. We have little prior experience in outsourcing our product development work, and we cannot be sure that this strategy will succeed or that it will not cause us difficulties in responding to development challenges we may face. The operations of these partners are based outside the U.S. and therefore subject to risks distinct from those that face U.S.-based operations. For example, military action or political upheaval in the host countries could force these partners to terminate the services they are providing to us or to close their operations entirely. If these partners fail, for any reason, to provide adequate and timely product enhancements, updates and fixes to us, our ability to respond to customer or competitive demands would be harmed and we would lose sales opportunities and customers. In addition, the loss of research and development personnel associated with this strategy will cause us to lose internal expertise, reducing our ability to respond to these demands independently if the partners fail to perform as required. In the year ended December 31, 2003, we reduced the size of our research and development department by 88 employees. We have estimated our operating costs for 2004 making various assumptions about the amount that we will need to pay our development partners. Based on our limited history of working with these partners, we cannot be sure that our cost estimates will prove correct. Unanticipated increases in our operating expenses in any given quarter would increase our net losses and could require us to obtain additional financing sooner than expected.

If we fail to generate sufficient revenues to support our business and require additional financing, failure to obtain such financing would affect our ability to maintain our operations and to grow our business, and the terms of any financing we obtain may impair the rights of our existing stockholders.

In the future, we may be required to seek additional financing to fund our operations or growth, and such financing may not be available to us, or may impair the rights of our existing stockholders. Our operating activities used $12.7 million of cash in 2003. Failure to increase future orders and revenues beyond the level achieved in the second and third quarters of 2003 would likely require us to seek additional capital to meet our working capital needs if we are unable to reduce expenses to the degree necessary to avoid incurring losses. Factors such as the commercial success of our existing products and services, the timing and success of any new products and services, the progress of our research and development efforts, our results of operations, the status of competitive products and services, and the timing and success of potential strategic alliances or potential opportunities to acquire or sell technologies or assets may require us to seek additional funding sooner than we expect. In the event that we require additional cash, we may not be able to secure additional financing on terms that are acceptable to us, especially in the uncertain market climate, and we may not be successful in implementing or negotiating such other arrangements to improve our cash position. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced and the securities we issue might have rights, preferences and privileges senior to those of our current stockholders. If adequate funds were not available on acceptable terms, our ability to achieve or sustain positive cash flows, maintain current operations, fund any potential expansion, take advantage of unanticipated opportunities, develop or enhance products or services, or otherwise respond to competitive pressures would be significantly limited.

Because we have a limited operating history, there is limited information upon which you can evaluate our business.

We first recorded revenue in February 1998 and our revenue mix and operating structure have changed substantially since then. Thus, we have a limited operating history upon which you can evaluate our business and prospects. Due to our limited operating history and significant changes in our business over the past four years, it is difficult or impossible to predict our future results of operations. For example, we cannot accurately forecast operating expenses based on our historical results (or those of similar companies) because historical results are limited and reflect different products, costs and business models, and we forecast expenses in part on future revenue projections based on a number of assumptions. Moreover, due to our limited operating history and evolving product offerings, our insights into trends that may emerge and affect our business are limited.

We have a history of losses and may not be able to generate sufficient revenue to achieve and maintain profitability.

Since we began operations in 1997, our revenues have not been sufficient to support our operations, and we have incurred substantial operating losses in every quarter. As of December 31, 2003,

our accumulated deficit was approximately $4.3 billion, which includes approximately $2.7 billion related to goodwill impairment charges. We continue to commit a substantial investment of resources to sales, product marketing, and developing new products and enhancements, and we will need to increase our revenue to achieve profitability and positive cash flows. Our expectations as to when we can achieve positive cash flows, and as to our future cash balances, are subject to a number of assumptions, including assumptions regarding improvements in general economic conditions and customer purchasing and payment patterns, many of which are beyond our control. Our history of losses has previously caused some of our potential customers to question our viability, which has in turn hampered our ability to sell some of our products. Additionally, our revenue has been affected by the uncertain economic conditions in recent years, both generally and in our market. As a result of these conditions, we have experienced and expect to continue to experience difficulties in attracting new customers, which means that we may continue to experience losses, even if sales of our products and services grow.

We rely on marketing, technology and distribution relationships for the sale, installation and support of our products that may generally be terminated at any time, and if our current and future relationships are not successful, our growth might be limited.

We rely on marketing and technology relationships with a variety of companies, including systems integrators and consulting firms that, among other things, generate leads for the sale of our products and provide our customers with implementation and ongoing support. If we cannot maintain successful marketing and technology relationships or if we fail to enter into additional such relationships, we could have difficulty expanding the sales of our products and our growth might be limited.

A significant percentage of our revenues depend on leads generated by systems integrators, or “SI’s”, and their recommendations of our products, and we expect an increasing percentage of our revenues to be derived from our relationships with SI’s that market and sell our products. If SI’s do not successfully market our products, our operating results will be materially harmed. In addition, many of our direct sales are to customers that will be relying on SI’s to implement our products, and if SI’s are not familiar with our technology or able to successfully implement our products, our operating results will be materially harmed. We expect to continue building our network of SI’s and other indirect sales channels and, if this strategy is successful, our dependence on the efforts of these third parties for revenue growth and customer service will increase. Our reliance on third parties for these functions will reduce our control over such activities and reduce our ability to perform such functions internally. If we come to rely primarily on a single SI that subsequently terminates its relationship with us, becomes insolvent or is acquired by another company with which we have no relationship, or decides not to provide implementation services related to our products, we may not be able to internally generate sufficient revenue or increase the revenues generated by our other SI relationships to offset the resulting lost revenues. Furthermore, SI’s typically suggest our solution in combination with other products and services, some of which may compete with our solution. SI’s are not required to promote any fixed quantities of our products, are not bound to promote our products exclusively, and may act as indirect sales channels for our competitors. If these companies choose not to promote our products or if they develop, market or recommend software applications that compete with our products, our business will be harmed.

In addition, we rely on distributors, value-added resellers, systems integrators, consultants and other third-party resellers to recommend our products and to install these products. Our reduction in the size of our professional services team in 2001 increased our customers’ reliance on third parties for product installations and support. If the companies providing these services fail to implement our products successfully for our customers, we might be unable to complete implementation on the schedule required by the customers and we may have increased customer dissatisfaction or difficulty making future sales as a result. We might not be able to maintain these relationships and enter into additional relationships that will provide timely and cost-effective customer support and service. If we cannot maintain successful relationships with our indirect sales channel partners, we might have difficulty expanding the sales of our products and our growth could be limited. In addition, if such third parties do not provide the support our customers need, we may be required to hire subcontractors to provide these professional services. Increased use of subcontractors would harm our margins because it costs us more to hire subcontractors to perform these services than to provide the services ourselves.

Recent reductions in workforce may adversely affect our ability to release products and product updates in a timely manner.

We have substantially reduced our headcount in 2003 from a total of 365 employees as of December 31, 2002 to 211 as of December 31, 2003. The majority of this reduction was the result of our decision to shift a significant portion of our software programming, quality assurance and technical documentation activities to international development partners in early 2003. We reduced the size of our research and development department by 88 employees in the year ended December 31, 2003. Our outsourcing plan may yield unanticipated consequences, such as an inability to release products within expected timeframes. For example, many of the employees who were terminated possessed specific knowledge or expertise that may prove to have been important to our operation. As a result of these staff reductions, our ability to respond to unexpected challenges may be impaired and we may be unable to take advantage of new opportunities. Personnel reductions may also subject us to the risk of litigation, which may adversely impact our ability to conduct our operations and may cause us to incur significant expense.

We may be unable to hire and retain the skilled personnel necessary to develop and grow our business.

Our reductions in force and salary levels may reduce employee morale and may create concern among existing employees about job security, which could lead to increased turnover and reduce our ability to meet the needs of our current and future customers. As a result of the reductions in force, we may also need to increase our staff to support new customers and the expanding needs of our existing customers. Because our stock price declined drastically in recent years, and has not experienced any sustained recovery from the decline, stock-based compensation, including options to purchase our common stock, may have diminished effectiveness as employee hiring and retention devices. If we are unable to retain qualified personnel, we could face disruptions to operations, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs. If employee turnover increases, our ability to provide customer service and execute our strategy would be negatively affected.

For example, our ability to increase revenues in the future depends considerably upon our success in recruiting, training and retaining effective direct sales personnel and the success of our direct sales force. We might not be successful in these efforts. Our products and services require sophisticated sales efforts. We have experienced significant turnover in our sales force, including the departure of our Vice President of Sales in October 2003. Furthermore, there is a shortage of sales personnel with the requisite qualifications, and competition for such qualified personnel is intense in our industry. Also, it may take a new salesperson a number of months to become a productive member of our sales force. Our business will be harmed if we fail to hire or retain qualified sales personnel, or if newly hired salespeople fail to develop the necessary sales skills or develop these skills more slowly than anticipated.

We face substantial competition and may not be able to compete effectively.

The market for our products and services is intensely competitive, evolving and subject to rapid technological change. From time to time, some of our competitors have reduced the prices of their products and services (substantially in certain cases) in order to obtain new customers. Competitive pressures could make it difficult for us to acquire and retain customers and could require us to reduce the price of our products.

Our customers’ requirements and the technology available to satisfy those requirements are continually changing. Therefore, we must be able to respond to these changes in order to remain competitive. If our international development partners do not adequately perform the software programming, quality assurance and technical documentation activities we outsourced, we may not be able to respond to such changes as quickly or effectively. Changes in our products may also make it more difficult for our sales force to sell effectively. In addition, changes in customers’ demand for the specific products, product features and services of other companies’ may result in our products becoming uncompetitive. We expect the intensity of competition to increase in the future. Increased competition may result in price reductions, reduced gross margins and loss of market share. We may not be able to compete successfully against current and future competitors, and competitive pressures may seriously harm our business.

Our competitors vary in size and in the scope and breadth of products and services offered. We currently face competition for our products from systems designed by in-house and third-party development efforts. We expect that these systems will continue to be a major source of competition for the foreseeable future. Our primary competitors for eCRM platforms are larger, more established companies such as Siebel Systems, Inc. and PeopleSoft, Inc., and to a lesser extent, Oracle and SAP. We also face competition from E.piphany, Inc., Chordiant Software, Inc., Primus Knowledge Solutions, and Astute, Inc. with respect to specific applications we offer. We may face increased competition upon introduction of new products or upgrades from competitors, or if we expand our product line through acquisition of complementary businesses or otherwise. As we have combined and enhanced our product lines to offer a more comprehensive e-business software solution, we are increasingly competing with large, established providers of customer management and communication solutions as well as other competitors. Our combined product line may not be sufficient to successfully compete with the product offerings available from these companies, which could slow our growth and harm our business.

Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. We may lose potential customers to competitors for various reasons, including the ability or willingness of competitors to offer lower prices and other incentives that we cannot match. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of recent industry consolidations, as well as anticipated future consolidations.

If we fail to respond to changing customer preferences in our market, demand for our products and our ability to enhance our revenues will suffer.

If we do not continue to improve our products and develop new products that keep pace with competitive product introductions and technological developments, satisfy diverse and rapidly evolving customer requirements and achieve market acceptance, we might be unable to attract new customers. The development of proprietary technology and necessary service enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. In addition, if our international development partners fail to provide the development support we need, our products and product documentation could fall behind those produced by our competitors, causing us to lose customers and sales. We might not be successful in marketing and supporting recently released versions of our products, or developing and marketing other product enhancements and new products that respond to technological advances and market changes, on a timely or cost-effective basis. In addition, even if these products are developed and released, they might not achieve market acceptance. We have experienced delays in releasing new products and product enhancements in the past and could experience similar delays in the future. These delays or problems in the installation or implementation of our new releases could cause us to lose customers.

Failure to develop new products or enhancements to existing products on a timely basis would hurt our sales and damage our reputation.

The challenges of developing new products and enhancements require us to commit a substantial investment of resources, and we might not be able to develop or introduce new products on a timely or cost-effective basis, or at all, which could be exploited by our competitors and lead potential customers to choose alternative products. To be competitive, we must develop and introduce on a timely basis new products and product enhancements for companies with significant e-business customer interactions needs. Our ability to deliver competitive products may be negatively affected by the diversion of resources to development of our suite of products, and responding to changes in competitive products and in the demands of our customers. If we experience product delays in the future, we may face:

•	customer dissatisfaction;

•	cancellation of orders and license agreements;

•	negative publicity;

•	loss of revenues;

•	slower market acceptance; and

•	legal action by customers.

Furthermore, delays in bringing new products or enhancements to market can result, for example, from potential difficulties with managing outsourced research and development, including overseeing such activities occurring in India and China or from loss of institutional knowledge through reductions in force, or the existence of defects in new products or their enhancements.

Our stock price has been highly volatile and has experienced a significant decline, and may continue to be volatile and decline.

The trading price of our common stock has fluctuated widely in the past and is expected to continue to do so in the future, as a result of a number of factors, many of which are outside our control, such as:

•	variations in our actual and anticipated operating results;

•	changes in our earnings estimates by analysts;

•	the volatility inherent in stock prices within the emerging sector within which we conduct business;

•	and the volume of trading in our common stock, including sales of substantial amounts of common stock issued upon the exercise of outstanding options and warrants.

In addition, stock markets in general, and particularly the Nasdaq National Market, have experienced extreme price and volume fluctuations that have affected the market prices of many technology and computer software companies, particularly Internet-related companies. Such fluctuations have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management’s attention and resources.

Since becoming a publicly traded security listed on Nasdaq in September 1999, our common stock has reached a closing high of $1,698.10 per share and closing low of $0.65 per share. The last reported sale price of our shares on March 23, 2004 was $4.16 per share. Under Nasdaq’s listing maintenance standards, if the closing bid price of our common stock is under $1.00 per share for 30 consecutive trading days, Nasdaq may choose to notify us that it may delist our common stock from the Nasdaq National Market. If the closing bid price of our common stock did not thereafter regain compliance for a minimum of 10 consecutive trading days during the 180 days following notification by Nasdaq, Nasdaq could delist our common stock from trading on the Nasdaq National Market. There can be no assurance that our common stock will remain eligible for trading on the Nasdaq National Market. If our stock were delisted, the ability of our stockholders to sell any of our common stock at all would be severely, if not completely, limited, causing our stock price to continue to decline.

We depend on increased business from new customers, and if we fail to grow our customer base or generate repeat business, our operating results could be harmed.

Our business model generally depends on the sale of our products to new customers as well as on expanded use of our products within our existing customers’ organizations. If we fail to grow our customer base or generate repeat and expanded business from our current and future customers, our business and operating results will be seriously harmed. In some cases, our customers initially make a limited purchase of our products and services for pilot programs. These customers may not purchase additional licenses to expand their use of our products. If these customers do not successfully develop and deploy initial applications based on our products, they may choose not to purchase deployment licenses or additional development licenses. In addition, as we introduce new versions of our products or new product lines, our current customers might not require the functionality of our new products and might not ultimately license these products.

Furthermore, because the total amount of maintenance and support fees we receive in any period depends in large part on the size and number of licenses that we have previously sold, any downturn in our software license revenue would negatively affect our future services revenue. Also, if customers elect not to renew their maintenance agreements, our services revenue could decline significantly. If customers were unable to pay for their current products or are unwilling to purchase additional products, our revenues would decline.

Our failure to manage multiple technologies and technological change could reduce demand for our products.

Rapidly changing technology and operating systems, changes in customer requirements, and evolving industry standards might impede market acceptance of our products. Our products are designed based upon currently prevailing technology to work on a variety of hardware and software platforms used by our customers. However, our software may not operate correctly on evolving versions of hardware and software platforms, programming languages, database environments and other systems that our customers use. If new technologies emerge that are incompatible with our products, or if competing products emerge that are based on new technologies or new industry standards and that perform better or cost less than our products, our key products could become obsolete and our existing and potential customers could seek alternatives to our products. We must constantly modify and improve our products to keep pace with changes made to these platforms and to database systems and other back-office applications and Internet-related applications. Furthermore, software adapters are necessary to integrate our products with other systems and data sources used by our customers. We must develop and update these adapters to reflect changes to these systems and data sources in order to maintain the functionality provided by our products. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors of operating systems, databases, customer relationship management software, web servers and other enterprise and Internet-based applications could delay our product development, increase our product development expense or cause customers to delay evaluation, purchase and deployment of our analytics products. Furthermore, if our international development partners fail to respond adequately when adaptation of our products is required, our ability to respond would be hampered even if such uncertainties were eliminated. If we fail to modify or improve our products in response to evolving industry standards, our products could rapidly become obsolete.

Failure to license necessary third party software incorporated in our products could cause delays or reductions in our sales.

We license third party software that we incorporate into our products. These licenses may not continue to be available on commercially reasonable terms or at all. Some of this technology would be difficult to replace. The loss of any such license could result in delays or reductions of our applications until we identify, license and integrate or develop equivalent software. If we are required to enter into license agreements with third parties for replacement technology, we could face higher royalty payments and our products may lose certain attributes or features. In the future, we might need to license other software to enhance our products and meet evolving customer needs. If we are unable to do this, we could experience reduced demand for our products.

Our pending patents may never be issued and, even if issued, may provide little protection.

Our success and ability to compete depend to a significant degree upon the protection of our software and other proprietary technology rights. We currently have four issued U.S. patents, three of which expire in 2018 and one of which expires in 2020, and multiple U.S. patent applications pending relating to our software. None of our technology is patented outside of the United States. It is possible that:

•	our pending patent applications may not result in the issuance of patents;

•	any issued patents may not be broad enough to protect our proprietary rights;

•	any issued patents could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents;

•	current and future competitors may independently develop similar technology, duplicate our products or design around any of our patents; and

•	effective patent protection may not be available in every country in which we do business.

We rely upon trademarks, copyrights and trade secrets to protect our proprietary rights, which may not be sufficient to protect our intellectual property.

We also rely on a combination of laws, such as copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. However, despite the precautions that we have taken:

•	laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies;

•	current federal laws that prohibit software copying provide only limited protection from software “pirates,” and effective trademark, copyright and trade secret protection may be unavailable or limited in foreign countries;

•	other companies may claim common law trademark rights based upon state or foreign laws that precede the federal registration of our marks; and

•	policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of this unauthorized use.

Also, the laws of other countries in which we market our products may offer little or no effective protection of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

We may become involved in litigation over proprietary rights, which could be costly and time consuming.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As the number of entrants into our market increases, the possibility of an intellectual property claim against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Some of our competitors in the market for customer communications software may have filed or may intend to file patent applications covering aspects of their technology that they may claim our technology infringes. Such competitors could make a claim of infringement against us with respect to our products and technology. Third parties may currently have, or may eventually be issued, patents upon which our current or future products or technology infringe. Any of these third parties might make a claim of infringement against us. For example, from time to time, companies have asked us to evaluate the need for a license of certain patents. Although as of March 23, 2004, there are no outstanding patent infringement claims against us, we cannot assure you that no such claims will be filed in the future. Other companies may also have pending patent applications (which are typically confidential until the patent or patents, if any, are issued) that cover technologies we incorporate in our products.

In addition, many of our software license agreements require us to indemnify our customers from any claim or finding of intellectual property infringement. We periodically receive notices from customers regarding patent license inquiries they have received which may or may not implicate our indemnity obligations. Any litigation, brought by others, or us could result in the expenditure of significant financial resources and the diversion of management’s time and efforts. In addition, litigation in which we are accused of infringement might cause product shipment delays, require us to develop non-infringing technology or require us to enter into royalty or license agreements, which might not be available on acceptable terms, or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be significantly harmed.

We may face higher costs and lost sales if our software contains errors.

We face the possibility of higher costs as a result of the complexity of our products and the potential for undetected errors. Due to the mission-critical nature of many of our products and services, errors could be particularly problematic. In the past, we have discovered software errors in some of our products after their introduction. We have only a few “beta” customers that test new features and functionality of our software before we make these features and functionalities generally available to our customers. If we are not able to detect and correct errors in our products or releases before commencing commercial shipments, we could face:

•	loss of or delay in revenues expected from the new product and an immediate and significant loss of market share;

•	loss of existing customers that upgrade to the new product and of new customers;

•	failure to achieve market acceptance;

•	diversion of development resources;

•	injury to our reputation;

•	increased service and warranty costs;

•	legal actions by customers; and

•	increased insurance costs.

Our security could be breached, which could damage our reputation and deter customers from using our services.

We must protect our computer systems and network from physical break-ins, security breaches and other disruptive problems caused by the Internet or other users. Computer break-ins could jeopardize the security of information stored in and transmitted through our computer systems and network, which could adversely affect our ability to retain or attract customers, damage our reputation and subject us to litigation. We have been in the past, and could be in the future, subject to denial of service, vandalism and other attacks on our systems by Internet hackers. Although we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, these security measures may fail. Our insurance coverage in certain circumstances may be insufficient to cover losses that may result from such events.

We may face liability claims that could result in unexpected costs and damages to our reputation.

Our licenses with customers generally contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our license agreements generally cap the amounts recoverable for damages to the amounts paid by the licensee to us for the product or service giving rise to the damages. However, some domestic and international jurisdictions may not enforce these contractual limitations on liability. We may be subject to claims based on errors in our software or mistakes in performing our services including claims relating to damages to our customers’ internal systems. A product liability claim could divert the attention of management and key personnel, could be expensive to defend and could result in adverse settlements and judgments.

Our international operations expose us to additional risks.

A substantial proportion of our revenues is generated from sales outside North America, exposing us to additional financial and operational risks. Sales outside North America represented 28% of our total revenues 2003, 32% of our total revenues in 2002 and 15% of our total revenues in 2001. We have established offices in the United Kingdom, Germany, Japan, the Netherlands, France, Belgium, Hong Kong and South Korea. Sales outside North America could increase as a percentage of total revenues as we attempt to expand our international operations. In addition to the additional costs and uncertainties of being subject to international laws and regulations, any expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources, as well as additional support personnel. For any such expansion, we will also need to, among other things expand our international sales channel management and support organizations and develop relationships with international service providers and additional distributors and system integrators. In addition, if international operations become a larger part of our business, we could encounter, on average, greater difficulty with collecting accounts receivable, longer sales cycles and collection periods, greater seasonal reductions in business activity and increases in our tax rates. Furthermore, products must be localized, or customized to meet the needs of local users, before they can be sold in particular foreign countries. Developing localized versions of our products for foreign markets is difficult and can take longer than we anticipate.

International laws and regulations may expose us to potential costs and litigation.

Our international operations increase our exposure to international laws and regulations. If we cannot comply with foreign laws and regulations, which are often complex and subject to variation and unexpected changes, we could incur unexpected costs and potential litigation. For example, the governments of foreign countries might attempt to regulate our products and services or levy sales or other taxes relating to our activities. In addition, foreign countries may impose tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers, any of which could make it more difficult for us to conduct our business. The European Union has enacted its own privacy regulations that may result in limits on the collection and use of certain user information, which, if applied to the sale of our products and services, could negatively impact our results of operations.

We may suffer foreign exchange rate losses.

Our international revenues and expenses are denominated in local currency. Therefore, a weakening of other currencies compared to the U.S. dollar could make our products less competitive in foreign markets and could negatively affect our operating results and cash flows. We have not yet experienced, but may in the future experience, significant foreign currency transaction losses, especially because we generally do not engage in currency hedging. As the international component of our revenues grows, our results of operations will become more sensitive to foreign exchange rate fluctuations.

If we acquire companies, products or technologies, we may face risks associated with those acquisitions.

We recently acquired Hipbone, Inc. and if we are presented with appropriate opportunities, we may make other investments in complementary companies, products or technologies. We may not realize the anticipated benefits of the Hipbone acquisition or any other acquisition or investment. If we acquire another company, we will likely face risks, uncertainties and disruptions associated with the integration process, including, among other things, difficulties in the integration of the operations, technologies and services of the acquired company, the diversion of our management’s attention from other business concerns and the potential loss of key employees of the acquired businesses. If we fail to successfully integrate other companies that we may acquire, our business could be harmed. Also, acquisitions can expose us to liabilities and risks facing the company we acquire, including lawsuits or claims against the company that are unknown at the time of the acquisition. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to our existing stockholders or us. For example, in the Hipbone acquisition we issued approximately 262,500 shares of our common stock. In addition, our operating results may suffer because of acquisition-related costs or amortization expenses or charges relating to acquired goodwill and other intangible assets.

The role of acquisitions in our future growth may be limited, which could seriously harm our continued operations.

In the past, acquisitions have been an important part of the growth strategy for us. To gain access to key technologies, new products and broader customer bases, we have acquired companies in exchange for shares of our common stock. Because the recent trading prices of our common stock have been significantly lower than in the past, the role of acquisitions in our growth may be substantially limited. If we are unable to acquire companies in exchange for our common stock, we may not have access to new customers, needed technological advances or new products and enhancements to existing products. This would substantially impair our ability to respond to market opportunities.

We have adopted anti-takeover defenses that could delay or prevent an acquisition of the company.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock. Without any further vote or action on the part of the stockholders, the board of directors has the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. This preferred stock, if issued, might have preference over and harm the rights of the holders of common stock. Although the issuance of this preferred stock will provide us with flexibility in connection with possible acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock. We currently have no plans to issue preferred stock.

Our certificate of incorporation, bylaws and equity compensation plans include provisions that may deter an unsolicited offer to purchase us. These provisions, coupled with the provisions of the Delaware General Corporation Law, may delay or impede a merger, tender offer or proxy contest involving us. Furthermore, our board of directors is divided into three classes, only one of which is elected each year. Directors are removable by the affirmative vote of at least 66 2/3% of all classes of voting stock. These factors may further delay or prevent a change of control of us.

Risks Related to Our Industry

Future regulation of the Internet may slow our growth, resulting in decreased demand for our products and services and increased costs of doing business.

State, federal and foreign regulators could adopt laws and regulations that impose additional burdens on companies that conduct business online. These laws and regulations could discourage communication by e-mail or other web-based communications, particularly targeted e-mail of the type facilitated by our products, which could reduce demand for our products and services.

The growth and development of the market for online services may prompt calls for more stringent consumer protection laws or laws that may inhibit the use of Internet-based communications or the information contained in these communications. The adoption of any additional laws or regulations may decrease the expansion of the Internet. A decline in the growth of the Internet, particularly as it relates to online communication, could decrease demand for our products and services and increase our costs of doing business, or otherwise harm our business. Any new legislation or regulations, application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or application of existing laws and regulations to the Internet and other online services could increase our costs and harm our growth.

The imposition of sales and other taxes on products sold by our customers over the Internet could have a negative effect on online commerce and the demand for our products and services.

The imposition of new sales or other taxes could limit the growth of Internet commerce generally and, as a result, the demand for our products and services. Federal legislation that limited the imposition of state and local taxes on Internet-related sales until November 1, 2003 has expired. Congress is currently considering whether to approve either a permanent or a two-year extension of the limits. However, they may choose not to pass the new legislation, in which case state and local governments would be free to impose taxes on electronically purchased goods. We believe that most companies that sell products over the Internet do not currently collect sales or other taxes on shipments of their products into states or foreign countries where they are not physically present. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on out-of-jurisdiction companies that engage in e-commerce within their jurisdiction. A successful assertion by one or more states or foreign countries that companies that engage in e-commerce within their jurisdiction should collect sales or other taxes on the sale of their products over the Internet, even though not physically in the state or country, could indirectly reduce demand for our products.

Privacy concerns relating to the Internet are increasing, which could result in legislation that negatively affects our business in reduced sales of our products.

Businesses using our products capture information regarding their customers when those customers contact them on-line with customer service inquiries. Privacy concerns could cause visitors to resist providing the personal data necessary to allow our customers to use our software products most effectively. More importantly, even the perception of privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our products. In addition, legislative or regulatory requirements may heighten these concerns if businesses must notify Web site users that the data captured after visiting certain Web sites may be used by marketing entities to unilaterally direct product promotion and advertising to that user. If consumer privacy concerns are not adequately resolved, our business could be harmed. Government regulation that limits our customers’ use of this information could reduce the demand for our products. A number of jurisdictions have adopted, or are considering adopting, laws that restrict the use of customer information from Internet applications. The European Union has required that its member states adopt legislation that imposes restrictions on the collection and use of personal data, and that limits the transfer of personally-identifiable data to countries that do not impose equivalent restrictions. In the United States, the Childrens’ Online Privacy Protection Act was enacted in October 1998. This legislation directs the Federal Trade Commission to regulate the collection of data from children on commercial websites. In addition, the Federal Trade Commission has investigated the privacy practices of businesses that collect information on the Internet. These and other privacy-related initiatives could reduce demand for some of the Internet applications with which our products operate, and could restrict the use of these products in some e-commerce applications. This could, in turn, reduce demand for these products.

FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words anticipate, believe, estimate, will, may, intend and expect and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in the section entitled Risks That Could Affect Future Results that appears in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and other documents that we subsequently incorporate by reference into this prospectus, and in the section entitled Risk Factors in supplements to this prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

KANA will not receive any of the proceeds from the sale of shares by the selling stockholders.

SELLING STOCKHOLDERS

The following table presents information that has been provided to us by the selling stockholders with respect to the selling stockholders and the shares of our common stock that each may offer under this prospectus. Each of the selling stockholders named below was formerly a securityholder, employee or consultant of Hipbone who acquired shares of our common stock as a result of our acquisition of Hipbone. To our knowledge, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates, except as noted in the footnotes to the table below. Each of the selling stockholder has represented that the shares being included for resale by the selling stockholder in this registration statement were acquired in the ordinary course of business for the account of the selling stockholder, and, at the time of acquisition, the selling stockholder had no intention of selling or distributing the shares, nor were there any agreements or understandings, directly or indirectly, with any person to otherwise distribute the shares.

As of March 1, 2004, there were 28,748,007 shares of our common stock outstanding, of which 262,500 shares are available for sale under this prospectus.

The following table sets forth information as to each selling stockholder’s beneficial ownership and shares eligible for offer and sale under this prospectus as provided by the selling stockholder, and assumes that each selling stockholder will eventually sell all shares eligible to be sold by that stockholder pursuant to the Agreement and Plan of Reorganization described in the “Plan of Distribution” section of this prospectus.

Because the selling stockholders are not obligated to sell shares, and may also acquire shares of our common stock on the open market, we have estimated how many shares each selling stockholder will own beneficially after this offering by assuming that each such stockholder sells its maximum allotment under the Agreement and Plan of Reorganization and acquires no other shares.

	Share Beneficially Owned Prior to the Offering		Maximum Number of Shares to be Offered by Each Selling Stockholder	Shares Beneficially Owned After the Offering
Name	Number	Percent		Number	Percent
Horizon Ventures Fund I, L.P.	82,575	*	82,575	—	*

Horizon Ventures Advisors Fund I, L.P.	5,001	*	5,001	—	*

Novus Ventures II, L.P.	58,383	*	58,383	—	*

Rocket Ventures II SBIC, L.P.	58,383	*	58,383	—	*

Fronos Investments Ltd.	3,542	*	3,542	—	*

Krishnakumar Elakkara Pathayapura	539	*	539	—	*

Trans Cosmos USA, Inc.	12,299	*	12,299	—	*

Philip L. Glass	884	*	884	—	*

VG Family Partnership	884	*	884	—	*

David B. Hartmann & Rhoda J. Hartmann	155	*	155	—	*

Benjamin M. Rosen	690	*	690	—	*

Tom Masotto	4,085	*	4,085	—	*

Yuying Chen	78	*	78	—	*

Fenwick & West LLP	138	*	138	—	*

Anna Mae Grosso, Trustee, or Her Successors In Trust Under The ANNA M. GROSSO LIVING TRUST, Dated April 05, 2001 and any Amendments Thereto	39	*	39	—	*

Donna Tang & Aaron Tang	39	*	39	—	*

Maria Angela Kettell	39	*	39	—	*

Beth Andrea Liebling	39	*	39	—	*

Richard Liebling	2,039	*	2,039	—	*

Sarah Chan & Darren Chan	39	*	39	—	*

Michael Sayer	391	*	391	—	*

Michael A. Harrison & Susan G. Harrison, Community Property	690	*	690	—	*

Ian Patrick Sobieski	49	*	49	—	*

Charlie Graham	4,250	*	4,250	—	*

William Grosso	2,000	*	2,000	—	*

Bob Tatemichi	2,000	*	2,000	—	*

Erik Hartmann	1,250	*	1,250	—	*

Weian Deng	1,250	*	1,250	—	*

Dilpreet Singh	1,250	*	1,250	—	*

Vandana Agarwal	1,250	*	1,250	—	*

Donna Tang	1,250	*	1,250	—	*

Jennifer Faulkner	1,000	*	1,000	—	*

Richard Booroojian	1,000	*	1,000	—	*

John Phillips	750	*	750	—	*

Anne McVey	625	*	625	—	*

Mark Tacchi	625	*	625	—	*

Jim Dvorkin	250	*	250	—	*

Dave Harris	250	*	250	—	*

MJB Associates, Inc.	1,875	*	1,875	—	*

Interim CEO Network	10,625	*	10,625	—	*

TOTAL:	262,500	*	262,500	—	*

*	Less than 1%

PLAN OF DISTRIBUTION

General

We are registering the resale of shares listed in the chart above on behalf of the listed selling stockholders. As used herein, “selling stockholders” includes any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder named in this prospectus as a gift, pledge, partnership distribution or other non-sale related transfer. We will not receive any of the proceeds of the sale of these shares.

Shares Covered

In connection with our acquisition of Hipbone, we entered into an Agreement and Plan of Reorganization. Shares may be offered and sold under this prospectus only in accordance with the terms of that agreement.

Selling Stockholders Are Not Required to Sell

The selling stockholders may choose not to sell any of the shares covered by this prospectus, or to transfer the shares other than pursuant to this prospectus by gift or other transfer, to the extent permitted by law.

Resale Restrictions

Trading Windows Under Our Insider Trading Policy

Resales by selling stockholders who are our directors, officers, employees or affiliates are restricted by our insider trading policy. Under this policy:

•	certain stockholders, including directors and officers, may sell shares only during normal quarterly trading windows specified in the policy. Typically, these windows begin on the third trading day after we publicly report our operating results for the previous calendar quarter and end on the 8th day of the third calendar month the then-current quarter.

•	In addition, our compliance officer may specify other blackout periods during which such stockholders may not trade.

•	Some of such stockholders must obtain trading approval from the compliance officer.

•	No trading is permitted by such stockholder while such stockholder in the possession of material nonpublic information.

•	No such stockholder may trade in our stock at any time by means of any put, call or short sale (including a short sale “against the box”) or by means of any other interest or position relating to the future prices of our stock.

Manner of Sale

Variety of Methods of Sale

Subject to the above restrictions, the selling stockholders will act independently from us in making decisions regarding the timing, manner and size of their sales of shares under this prospectus. In general, we expect sales to be made in ordinary brokerage transactions over the Nasdaq National Market at then prevailing market prices. However, sales of shares may be effected by a selling stockholder from time to time in one or more types of transactions, in the over-the-counter market, in negotiated transactions (which may include block transactions), through put or call options transactions relating to the shares, through short sales of the shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Transactions with Broker-Dealers

The selling stockholders may sell their shares directly to purchasers or through broker-dealers. The broker-dealers may act as agents or principals. If they purchase the shares as principals, they may resell the shares for their own accounts under this prospectus. Sales may occur in ordinary broker transactions or in transactions in which the brokers solicit purchasers. In effecting sales, broker-dealers that are engaged by selling stockholders may arrange for other broker-dealers to participate. The broker-dealers may engage in block transactions in which they may attempt to sell the shares as agents but may position and resell a portion of the block as principals.

The selling stockholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the registered shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out their short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the registered shares. The broker-dealer may then resell or transfer these shares under this prospectus. A selling stockholder may also loan or pledge the registered shares to a broker-dealer and the broker-dealer may sell the shares so loaned or, upon a default, the broker-dealer may effect sales of the pledged shares under this prospectus.

In addition, some of the selling stockholders are venture capital funds, corporations or trusts which may, in the future, distribute their shares to their partners, stockholders or trust beneficiaries, respectively, which distributees may likewise distribute such shares to their partners, stockholders or trust beneficiaries. Those shares may later be sold by those partners, stockholders or trust beneficiaries, or by any of their respective distributees.

The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom the broker-dealers may act as agents or to whom they sell as principals, or both.

Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we intend to file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon being notified by a selling stockholder that a donee, pledgee transferee or other successor-in-interest intends to sell more than 500 shares, if required, we intend to file a supplement to this prospectus.

To our knowledge, the selling stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, and no underwriter or coordinating broker is acting in connection with the selling stockholders’ proposed sale of their shares.

Statutory Liabilities

The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters. Any profit on the sale of the shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Prospectus Delivery

Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, they are subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq National Market pursuant to Rule 153 under the Securities Act. We have informed the selling stockholders that the anti-manipulation provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Exchange Act Regulations

Some persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling stockholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and its rules and regulations, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

Expenses Associated with Registration

We have agreed to pay all costs, expenses and fees in connection with the registering of the shares offered under this prospectus. Each of the selling stockholders will bear its proportional share of all discounts, commissions or other amounts payable to underwriters or brokers, fees and disbursements for any legal counsel retained by any selling stockholder, and any transfer taxes relating to the sale or transfer of the securities.

Indemnification

In the Agreement and Plan of Reorganization, certain of the selling stockholders have agreed to indemnify us and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. These selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

Termination of this Offering

The Agreement and Plan of Reorganization requires that we use our best efforts to keep the registration statement effective until February 9, 2005. Therefore, this offering will terminate on the earlier of (1) the expiration of this period and (2) the date on which all shares offered under this prospectus have been sold by the selling stockholders.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, San Francisco, California.

EXPERTS

The consolidated financial statements of KANA Software, Inc. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated in this Registration Statement on Form S-3 by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS INCORPORATED BY REFERENCE

IN THIS PROSPECTUS

This prospectus incorporates documents by reference that are not presented in this prospectus or delivered with this prospectus.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, after the date of this prospectus and prior to the termination of the offering are incorporated by reference into and to be a part of this prospectus from the date of filing of those documents.

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different.

The following documents that were filed by us with the Securities and Exchange Commission are incorporated by reference into this prospectus.

•	Our Annual Report on Form 10-K for the year ended December 31, 2003; and

•	The description of our common stock in the Registration Statement on Form 8-A filed with the SEC on August 27, 1999 under Section 12(g) of the Securities Exchange Act, including any amendment or report filed for the purpose of updating such description.

WHERE YOU CAN FIND MORE INFORMATION

The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to the information unless those exhibits are specifically incorporated by reference into this prospectus or into the information incorporated by reference herein, to any person, without charge, upon written or oral request.

Requests for documents should be directed to KANA Software, Inc., Attention: General Counsel, 181 Constitution Drive, Menlo Park, California, 94025, telephone number (650) 614-8300.

We are subject to the information requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. We are required to file electronic versions of these documents with the SEC. Our reports, proxy statements and other information can be inspected and copied at prescribed rates at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a website that contains reports, proxy and information statements and other information, including electronic versions of our filings. The website address is http://www.sec.gov. Generally, we make the reports, proxy statements and other information that we file with the SEC available on our website, at http://www.kana.com, by hyperlink to the SEC’s website.

In connection with this offering, no person is authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

We are not making any representation to any selling stockholder regarding the legality of an investment by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the notes.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of shares of common stock being registered hereby. We are paying all of the selling stockholders’ expenses related to this offering, except that the selling stockholders will pay any applicable broker’s commissions and expenses. All amounts are estimates except for the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$141
Accounting fees and expenses	10,000
Legal fees and expenses	15,000
Miscellaneous	859

Total	$26,000

ITEM 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s certificate of incorporation includes a provision that eliminates the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to Registrant or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

In appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. These provision in the Registrant’s certificate of incorporation do not eliminate a director’s fiduciary duty, nor do they affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Article VII, Section 6 of the Registrant’s Bylaws provides for mandatory indemnification of its directors and executive officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

In addition, the Registrant has entered into separate indemnity agreements with each of its current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s certificate of incorporation and to provide additional procedural protections. These agreements require the Registrant to, among other things, indemnify the director or officer against expenses, including attorney’s fees, judgments, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of the individual’s status or service as a director or officer of the Registrant, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest, and to advance expenses incurred by the individual in connection with any proceeding against him or her individually with respect to which he or she individually may be entitled to indemnification by the Registrant.

The Registrant has obtained directors’ and officers’ insurance to cover its directors, officers and some of its employees for certain liabilities, including public securities matters.

ITEM 16. Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Exhibit Title
2.01	Agreement and Plan of Reorganization between KANA Software, Inc., Bluestar Acquisition Corp. and Hipbone, Inc., dated December 31, 2003.

2.02	First Amendment to the Agreement and Plan of Reorganization by and among KANA Software, Bluestar Acquisition Corp. and Hipbone, dated as of February 4, 2004.

2.03	Second Amendment to the Agreement and Plan of Reorganization by and among KANA Software, Bluestar Acquistion Corp. and Hipbone, dated as of February 11, 2004.

5.01	Opinion of Fenwick & West LLP regarding validity of the securities being registered.

23.01	Consent of Fenwick & West LLP (included in Exhibit 5.01).

23.02	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

24.01	Power of Attorney (included on the signature page to this registration statement).

ITEM 17. Undertakings.

We hereby undertake:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(c)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement;

provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

(5)	That, for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered under this registration statement, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Menlo Park, state of California, on March 24, 2004.

KANA SOFTWARE, INC.

By:	/s/ CHUCK BAY
Chuck Bay
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Chuck Bay and John Huyett, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 24, 2004.

Signature	Title

Principal Executive Officer: /s/ CHUCK BAY Chuck Bay	Chairman of the Board and Chief Executive Officer

Principal Financial and Principal Accounting Officer: /s/ JOHN HUYETT John Huyett	Executive Vice President and Chief Financial Officer

Directors: /s/ MARK BERTELSEN Mark Bertelsen	Director

/s/ TOM GALVIN Tom Galvin	Director

/s/ JERRY R. BATT Jerry R. Batt	Director

/s/ DIXIE L. MILLS Dixie L. Mills	Director

EXHIBIT INDEX

Exhibit Number	Exhibit Title
2.01	Agreement and Plan of Reorganization between KANA Software, Inc., Bluestar Acquisition Corp. and Hipbone, Inc., dated December 31, 2003.

2.02	First Amendment to the Agreement and Plan of Reorganization by and among KANA Software, Bluestar Acquisition Corp. and Hipbone, dated as of February 4, 2004.

2.03	Second Amendment to the Agreement and Plan of Reorganization by and among KANA Software, Bluestar Acquistion Corp. and Hipbone, dated as of February 11, 2004.

5.01	Opinion of Fenwick & West LLP regarding validity of the securities being registered.

23.01	Consent of Fenwick & West LLP (included in Exhibit 5.01).

23.02	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

24.01	Power of Attorney (included on the signature page to this registration statement).